UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)

IXI MOBILE, INC.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

466026 10 1
(CUSIP Number)

Gemini Israel Funds
9 Hamenofim Street Herzliya Pituach Israel 46725 Attention: Yossi Sela
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 8, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

Gemini Partner Investors L.P. I.D. No.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

Gemini Israel III Limited Partnership I.D. No.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

Gemini Israel III Overflow Fund Limited Partnership I.D. No.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

Gemini Israel III Parallel Fund Limited Partnership I.D. No.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

Gemini Capital Associates III, L.P. I.D. No.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

Gemini Israel Funds Ltd. I.D. No.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

Yossi Sela I.D. No.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

The Schedule 13D dated June 14, 2007 (the “Original Schedule 13D”) filed by (i) Gemini Israel Funds Ltd. (“GPGP”), (ii) Gemini Partners Investors L.P. (“GPI”), (iii) Gemini Israel III Limited Partnership (“Gemini III”), (iv) Gemini Israel III Overflow Fund Limited Partnership (“Overflow”) (v) Gemini Capital Associate III Limited Partnership (“GCA”) and (vi) Gemini Israel III Parallel Fund Limited Partnership (“Parallel” and together with GPGP, GPI, Gemini III and Overflow, GCA, the “Gemini Entities”) with respect to ownership of the common stock of IXI Mobile, Inc., a Delaware corporation (the “Issuer”), as previously amended by Amendment No. 1 thereto dated October 30, 2007 and Amendment No. 2 thereto dated July 1, 2008, is hereby amended by this Amendment No. 3.   This is the final amendment to the Original Schedule 13D and an exit filing for the Gemini Entities and Yossi Sela.

Item 1.    Security and Issuer

No change.

Item 2.    Identity and Background.

No change.

Item 3.    Source and Amount of Funds or Other Consideration.

No change.

Item 4.    Purpose of Transaction

On December 24, 2008, pursuant to a Third Amendment to Letter Agreement Dated June 19, 2006 by and among IXI Mobile (R&D) Ltd., the Issuer and the Gemini Entities, the Gemini Entities agreed to convert all outstanding indebtedness owed to them by the Issuer into 137,265 shares of Series A Preferred Stock of the Issuer and warrants to purchase 77 shares of Series A Preferred Stock of the Issuer.

On December 24, 2008, pursuant to a Share Purchase Agreement by and among the Issuer, Runcom Technologies Ltd. (the “Purchaser”) and the Gemini Entities, the Gemini Entities sold a total of 3,487,895 shares of Common Stock of the Issuer, warrants to purchase 416,667 shares of Common Stock of the Issuer, 137,265 shares of Series A Preferred Stock of the Issuer and warrants to purchase 77 shares of Series A Preferred Stock of the Issuer to the Purchaser in exchange for warrants to purchase Ordinary Shares of the Purchaser (collectively, the “Purchase and Sale Transactions”).  As a result of the Purchase and Sale Transactions, the Gemini Entities beneficially own no shares of the Common Stock of the Issuer and, accordingly, this Amendment No. 3 is the final amendment to the Original Schedule 13D and is an exit filing.

Item 5.    Interest in Securities of the Issuer.

The Gemini Entities beneficially own no shares of Common Stock of the Issuer, no warrants to purchase shares of Common Stock of the Issuer, no shares of Series A Preferred Stock of the Issuer and no warrants to purchase shares of Series A Preferred Stock of the Issuer.  In addition, Mr. Sela holds no stock options to purchase shares of Common Stock of the Issuer.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No change.

Item 7.    Material to be Filed as Exhibits.

1.
Third Amendment to Letter Agreement dated June 19, 2006 by and among IXI Mobile (R&D) Ltd., the Issuer and the Gemini Entities, dated December 24, 2008 (Incorporated by reference to Exhibit 10.4 to Form 8-K filed by IXI Mobile, Inc. on December 29, 2008).

2.
Share Purchase Agreement dated December 24, 2008 by and among the Issuer, Runcom Technologies Ltd. and the Gemini Entities  (Incorporated by reference to Exhibit 10.6 to Form 8-K filed by IXI Mobile, inc. on December 29, 2008).

3.	Joint Filing Agreement (Incorporated by reference to Schedule 13D filed by Gemini Israel Funds with the SEC on June 6, 2007 ).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2009

GEMINI PARTNERS INVESTORS L.P.

	By:	GEMINI ISRAEL FUNDS LTD., its general partner

	By:	/s/ Yossi Sela
Yossi Sela, Managing Partner

GEMINI ISRAEL III LIMITED PARTNERSHIP By: GEMINI CAPITAL ASSOCIATES III LIMITED PARTNERSHIP By: GEMINI ISRAEL FUNDS LTD., its general partner

By:	/s/ Yossi Sela
Yossi Sela, Managing Partner

GEMINI ISRAEL III OVERFLOW FUND LIMITED PARTNERSHIP By: GEMINI CAPITAL ASSOCIATES III LIMITED PARTNERSHIP By: GEMINI ISRAEL FUNDS LTD., its general partner

By:	/s/ Yossi Sela
Yossi Sela, Managing Partner

GEMINI ISRAEL III PARALLEL FUND LIMITED PARTNERSHIP By: GEMINI CAPITAL ASSOCIATES III LIMITED PARTNERSHIP By: GEMINI ISRAEL FUNDS LTD., its general partner

By:	/s/ Yossi Sela
Yossi Sela, Managing Partner

GEMINI ISRAEL FUNDS LTD.

By:	/s/ Yossi Sela
Yossi Sela, Managing Partner

GEMINI CAPITAL ASSOCIATES III LIMITED PARTNERSHIP By: GEMINI ISRAEL FUNDS LTD. , its general partner

By:	/s/ Yossi Sela
Yossi Sela, Managing Partner

/s/ Yossi Sela
Yossi Sela